UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited

Consolidated

Interim

Financial

Statements

As of June 30, 2022 and for the six-month periods ended June 30, 2022 and 2021 with report of independent registered public accounting firm

INDEX

PETROBRAS

2

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PETROBRAS

As of June 30, 2022 and December 31, 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	06.30.2022	12.31.2021	Liabilities	Note	06.30.2022	12.31.2021
Current assets				Current liabilities
Cash and cash equivalents	3.1	16,287	10,467	Trade payables		5,528	5,483
Marketable securities	3.2	2,855	650	Finance debt	23.1	4,116	3,641
Trade and other receivables	9.1	5,048	6,368	Lease liability	24	5,224	5,432
Inventories	10	9,512	7,255	Income taxes payable	11.1	1,922	733
Recoverable income taxes	11.1	142	163	Other taxes payable	11.2	3,784	4,001
Other recoverable taxes	11.2	1,132	1,183	Dividends payable	25.2	4,633	−
Others		2,146	1,573	Employee benefits	12	2,007	2,144
		37,122	27,659	Others		3,641	1,875
						30,855	23,309
Assets classified as held for sale	22	5,792	2,490	Liabilities related to assets classified as held for sale	22	1,822	867
		42,914	30,149			32,677	24,176

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	23.1	26,935	32,059
Trade and other receivables	9.1	1,981	1,900	Lease liability	24	17,302	17,611
Marketable securities	3.2	49	44	Income taxes payable	11.1	310	300
Judicial deposits	13.2	9,716	8,038	Deferred income taxes	11.1	6,895	1,229
Deferred income taxes	11.1	548	604	Employee benefits	12	8,861	9,374
Other recoverable taxes	11.2	3,648	3,261	Provisions for legal proceedings	13.1	2,468	2,018
Others		574	487	Provision for decommissioning costs	14	15,474	15,619
		16,516	14,334	Others		2,081	2,150
						80,326	80,360
				Total liabilities		113,003	104,536

				Equity
Investments	20	1,717	1,510	Share capital (net of share issuance costs)	25.1	107,101	107,101
Property, plant and equipment	15	127,419	125,330	Capital reserve and capital transactions		1,144	1,143
Intangible assets	16	3,254	3,025	Profit reserves		76,055	72,811
		148,906	144,199	Accumulated other comprehensive (deficit)		(105,922)	(111,648)
				Attributable to the shareholders of Petrobras		78,378	69,407
				Non-controlling interests		439	405
						78,817	69,812
Total assets		191,820	174,348	Total liabilities and equity		191,820	174,348
The notes form an integral part of these unaudited consolidated interim financial statements.

3

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

PETROBRAS

Three and six-month periods ended June 30, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021

Sales revenues	4	61,892	36,680	34,703	20,982
Cost of sales	5.1	(28,019)	(17,849)	(15,240)	(10,158)
Gross profit		33,873	18,831	19,463	10,824

Income (expenses)
Selling expenses	5.2	(2,425)	(2,034)	(1,247)	(1,086)
General and administrative expenses	5.3	(622)	(533)	(323)	(260)
Exploration costs	18	(123)	(405)	(44)	(191)
Research and development expenses		(426)	(264)	(220)	(147)
Other taxes		(152)	(152)	(93)	(46)
Impairment of assets	17	(167)	(180)	(168)	(90)
Other income and expenses	6	1,867	(393)	2,189	(109)
		(2,048)	(3,961)	94	(1,929)

Income before net finance expense, results of equity-accounted investments and income taxes		31,825	14,870	19,557	8,895

Finance income		881	328	619	206
Finance expenses		(1,716)	(3,079)	(959)	(1,871)
Foreign exchange gains (losses) and inflation indexation charges		(1,767)	(869)	(2,858)	3,684
Net finance income (expense)	7	(2,602)	(3,620)	(3,198)	2,019

Results of equity-accounted investments	20	341	1,209	(9)	1,026

Net income before income taxes		29,564	12,459	16,350	11,940

Income taxes	11.1	(9,875)	(4,103)	(5,309)	(3,784)

Net income for the period		19,689	8,356	11,041	8,156
Net income attributable to shareholders of Petrobras		19,615	8,301	11,010	8,121
Net income attributable to non-controlling interests		74	55	31	35
Basic and diluted earnings per common and preferred share - in U.S. dollars	25.3	1.50	0.64	0.84	0.62

The notes form an integral part of these unaudited consolidated interim financial statements.

4

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

PETROBRAS

Three and six-month periods ended June 30, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Net income for the period	19,689	8,356	11,041	8,156

Items that will not be reclassified to the statement of income:

Actuarial losses on post-employment defined benefit plans
Recognized in equity	−	1,719	−	1,722
Deferred income tax	−	(585)	−	(585)
	−	1,134	−	1,137

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	5,073	2,451	(6,523)	8,042
Reclassified to the statement of income	2,488	2,307	1,108	1,194
Deferred income tax	(2,571)	(1,617)	1,841	(3,140)
	4,990	3,141	(3,574)	6,096

Translation adjustments (*)
Recognized in equity	614	869	(4,283)	1,682
Reclassified to the statement of income	−	34	−	−
	614	903	(4,283)	1,682

Share of other comprehensive income in equity-accounted investments
Recognized in equity	145	141	(105)	253

Other comprehensive income (loss)	5,749	5,319	(7,962)	9,168

Total comprehensive income	25,438	13,675	3,079	17,324
Comprehensive income attributable to shareholders of Petrobras	25,341	13,651	3,102	17,299
Comprehensive income (loss) attributable to non-controlling interests	97	24	(23)	25
(*) It includes cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these unaudited consolidated interim financial statements.

5

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

PETROBRAS

Six-month periods ended June 30, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2022	Jan-Jun/2021
Cash flows from operating activities
Net income for the period		19,689	8,356
Adjustments for:
Pension and medical benefits (actuarial expense)	12	633	638
Results of equity-accounted investments	20.2	(341)	(1,209)
Depreciation, depletion and amortization	8	6,630	5,678
Impairment of assets (reversal)	17	167	180
Inventory write-down (write-back) to net realizable value	10	3	(3)
Allowance (reversals) for credit loss on trade and other receivables		39	(4)
Exploratory expenditure write-offs	18	94	187
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA		(846)	(71)
Foreign exchange, indexation and finance charges		2,882	3,652
Deferred income taxes, net	11.1	1,989	3,883
Revision and unwinding of discount on the provision for decommissioning costs	14	295	389
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation		(4)	(973)
Results from co-participation agreements in bid areas	16	(2,872)	−
Early termination and cash outflows revision of lease agreements		(401)	(227)
Decrease (Increase) in assets
Trade and other receivables		57	(735)
Inventories		(2,034)	(1,579)
Judicial deposits		(816)	(438)
Other assets		(652)	(182)
Increase (Decrease) in liabilities
Trade payables		(141)	340
Other taxes payable		6,905	2,463
Pension and medical benefits		(1,689)	(1,663)
Provisions for legal proceedings		336	(35)
Short-term benefits		(366)	(228)
Provision for decommissioning costs		(278)	(325)
Other liabilities		627	92
Income taxes paid		(5,102)	(119)
Net cash provided by operating activities		24,804	18,067
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(4,073)	(3,135)
Investments in investees		(19)	(11)
Proceeds from disposal of assets - Divestment		3,378	502
Financial compensation from co-participation agreements	16	5,213	−
Divestment (Investment) in marketable securities		(2,108)	91
Dividends received		242	200
Net cash provided by (used in) investing activities		2,633	(2,353)
Cash flows from financing activities
Changes in non-controlling interest		(17)	(14)
Proceeds from financing	23.3	330	1,668
Repayment of principal - finance debt	23.3	(5,477)	(13,558)
Repayment of interest - finance debt	23.3	(916)	(1,227)
Repayment of lease liability	24	(2,682)	(2,899)
Dividends paid to Shareholders of Petrobras		(12,429)	(1,848)
Dividends paid to non-controlling interests		(58)	(39)
Net cash used in financing activities		(21,249)	(17,917)
Effect of exchange rate changes on cash and cash equivalents		(374)	300
Net change in cash and cash equivalents		5,814	(1,903)
Cash and cash equivalents at the beginning of the period		10,480	11,725

Cash and cash equivalents at the end of the period		16,294	9,822
The notes form an integral part of these unaudited consolidated interim financial statements.

6

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

Six-month periods ended June 30, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Additional dividends proposed	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at December 31, 2020	107,380	(279)	1,064	(73,936)	(24,590)	(15,034)	(1,174)	8,813	2,900	1,102	51,974	1,128	−	59,348	528	59,876
		107,101	1,064				(114,734)					65,917	−	59,348	528	59,876
Capital increase with reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	−	2	2
Capital transactions	−	−	(691)	−	−	−	−	−	−	−	−	−	−	(691)	750	59
Net income	−	−	−	−	−	−	−	−	−	−	−	−	8,301	8,301	55	8,356
Other comprehensive income (loss)	−	−	−	934	3,141	1,134	141	−	−	−	−	−	−	5,350	(31)	5,319
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	(1,128)	−	(1,128)	(37)	(1,165)
Balance at June 30, 2021	107,380	(279)	373	(73,002)	(21,449)	(13,900)	(1,033)	8,813	2,900	1,102	51,974	−	8,301	71,180	1,267	72,447
		107,101	373				(109,384)					64,789	8,301	71,180	1,267	72,447

Balance at December 31, 2021	107,380	(279)	1,143	(75,122)	(24,169)	(11,205)	(1,152)	9,769	3,084	1,220	52,050	6,688	−	69,407	405	69,812
		107,101	1,143				(111,648)					72,811	−	69,407	405	69,812
Capital transactions	−	−	1	−	−	−	−	−	−	−	−	−	−	1	(18)	(17)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	19,615	19,615	74	19,689
Other comprehensive income	−	−	−	591	4,990	−	145	−	−	−	−	−	−	5,726	23	5,749
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	(1,503)	(6,688)	(8,180)	(16,371)	(45)	(16,416)
Balance at June 30, 2022	107,380	(279)	1,144	(74,531)	(19,179)	(11,205)	(1,007)	9,769	3,084	1,220	50,547	−	11,435	78,378	439	78,817
		107,101	1,144				(105,922)					64,620	11,435	78,378	439	78,817

The notes form an integral part of these unaudited consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2021, which include the full set of notes (2021 Financial Statements).

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on July 28, 2022.

2.	Summary of significant accounting policies

The accounting policies and methods of computation followed in these unaudited consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2021.

The IFRS standards that became effective on January 1, 2022 resulted in no material effects on these unaudited consolidated interim financial statements.

Regarding the Interest Rate Benchmark Reform (IBOR Reform), in order to prepare for the transition to alternative reference rates, the Company continues to monitor the pronouncements of regulatory authorities, aimed at adapting its financial instruments to the new benchmark. The Company has debts indexed to Libor (London Interbank Offered Rate), corresponding to 33.7% of total finance debt (see note 23.4).

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash and cash equivalents.

	06.30.2022	12.31.2021
Cash at bank and in hand	231	299
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	6,072	1,951
Other investment funds	205	163
	6,277	2,114
- Abroad
Time deposits	6,195	4,310
Automatic investing accounts and interest checking accounts	3,555	3,732
Other financial investments	29	12
	9,779	8,054
Total short-term financial investments	16,056	10,168
Total cash and cash equivalents	16,287	10,467

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

8

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	Marketable securities
	06.30.2022	12.31.2021
Fair value through profit or loss	622	650
Amortized cost	2,282	44
Total	2,904	694
Current	2,855	650
Non-current	49	44

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term. Securities classified as amortized cost refer to investments abroad in time deposits with maturities exceeding three months from the contracting date and investments in floating-rate Bank Deposit Certificates (CDB) with daily liquidity, with maturity of one year.

4.	Sales revenues
	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Diesel	18,164	10,647	10,681	6,069
Gasoline	8,034	4,765	4,309	2,743
Liquefied petroleum gas	2,623	2,036	1,437	1,120
Jet fuel	2,391	827	1,400	401
Naphtha	1,335	693	724	362
Fuel oil (including bunker fuel)	718	723	352	388
Other oil products	2,890	1,883	1,615	1,005
Subtotal oil products	36,155	21,574	20,518	12,088
Natural gas	3,684	2,370	1,961	1,333
Oil	4,443	53	2,682	−
Renewables and nitrogen products	161	22	95	9
Breakage	274	161	170	94
Electricity	402	1,134	109	591
Services, agency and others	545	331	307	170
Domestic market	45,664	25,645	25,842	14,285
Exports	14,924	10,496	8,189	6,359
Oil	10,404	7,512	5,593	4,711
Fuel oil (including bunker fuel)	4,161	2,455	2,276	1,254
Other oil products	358	529	320	394
Sales abroad (*)	1,305	539	672	338
Foreign market	16,228	11,035	8,861	6,697
Sales revenues (**)	61,892	36,680	34,703	20,982
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 8.

In the six-month periods ended June 30, 2022 and 2021, sales to Vibra Energia (formerly BR Distribuidora) represented more than 10% of the Company’s sales revenues, mainly associated with the refining, transportation and marketing segment.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Raw material, products for resale, materials and third-party services (*)	(13,769)	(7,610)	(8,008)	(4,950)
Depreciation, depletion and amortization	(5,344)	(4,404)	(2,782)	(2,165)
Production taxes	(8,093)	(4,984)	(4,029)	(2,630)
Employee compensation	(813)	(851)	(421)	(413)
Total	(28,019)	(17,849)	(15,240)	(10,158)
(*) It Includes short-term leases and inventory turnover.

9

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

5.2.	Selling expenses
	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Materials, third-party services, freight, rent and other related costs	(1,948)	(1,709)	(1,000)	(925)
Depreciation, depletion and amortization	(417)	(289)	(217)	(140)
Allowance for expected credit losses	(14)	6	(6)	1
Employee compensation	(46)	(42)	(24)	(22)
Total	(2,425)	(2,034)	(1,247)	(1,086)

5.3.	General and administrative expenses
	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Employee compensation	(414)	(376)	(216)	(191)
Materials, third-party services, rent and other related costs	(161)	(112)	(83)	(48)
Depreciation, depletion and amortization	(47)	(45)	(24)	(21)
Total	(622)	(533)	(323)	(260)

6.	Other income and expenses
	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Unscheduled stoppages and pre-operating expenses	(889)	(651)	(513)	(351)
Gains (losses) with legal, administrative and arbitration proceedings	(557)	(275)	(298)	(326)
Pension and medical benefits - retirees	(491)	(439)	(253)	(221)
Performance award program	(247)	(195)	(129)	(101)
Losses with commodities derivatives	(222)	(42)	(169)	(19)
Profit sharing	(65)	(58)	(34)	(30)
Losses on decommissioning of returned/abandoned areas	(27)	(7)	(3)	(1)
Equalization of expenses - Production Individualization Agreements	(9)	(52)	(37)	(9)
Amounts recovered from Lava Jato investigation (**)	12	196	-	55
Recovery of taxes (*)	41	506	24	485
Fines imposed on suppliers	116	77	48	48
Reimbursements from E&P partnership operations	154	291	127	191
Early termination and changes to cash flow estimates of leases	401	226	176	157
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	846	104	370	56
Results from co-participation agreements in bid areas (***)	2,872	-	2,872	-
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	-	(33)	-	-
Others	(68)	(41)	8	(43)
Total	1,867	(393)	2,189	(109)
(*) In the three and six-month periods ended June 30, 2021, it Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.
(**) The total amount recovered from Lava Jato Investigation through December 31, 2021 was US$ 1,522, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(***) It refers to the gain related to the Co-participation Agreement of Atapu and Sépia (see note 16.2).

10

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

7.	Net finance income (expense)
	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Finance income	881	328	619	206
Income from investments and marketable securities (Government Bonds)	532	74	369	45
Other income, net	349	254	250	161
Finance expenses	(1,716)	(3,079)	(959)	(1,871)
Interest on finance debt	(1,223)	(1,656)	(693)	(904)
Unwinding of discount on lease liabilities	(624)	(592)	(334)	(297)
Discount and premium on repurchase of debt securities	(110)	(849)	(84)	(666)
Capitalized borrowing costs	535	478	297	266
Unwinding of discount on the provision for decommissioning costs	(267)	(384)	(137)	(195)
Other finance expenses , net	(27)	(76)	(8)	(75)
Foreign exchange gains (losses) and indexation charges	(1,767)	(869)	(2,858)	3,684
Foreign exchange gains (losses) (*)	781	1,001	(1,640)	4,443
Reclassification of hedge accounting to the Statement of Income (*)	(2,488)	(2,307)	(1,108)	(1,194)
Recoverable taxes inflation indexation income (**)	45	474	24	461
Other foreign exchange gains (losses) and indexation charges, net	(105)	(37)	(134)	(26)
Total	(2,602)	(3,620)	(3,198)	2,019
(*) For more information, see notes 27.3a and 27.3c.
(**) In 2021, includes PIS and Cofins inflation indexation income related to the exclusion of ICMS (VAT tax) from the basis of calculation.

8.	Net income by operating segment
Consolidated Statement of Income by operating segment
Apr-Jun/2022
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Eliminations	Total
Sales revenues	21,940	31,956	3,734	150	(23,077)	34,703
Intersegments	21,572	498	1,009	(2)	(23,077)	−
Third parties	368	31,458	2,725	152	-	34,703
Cost of sales	(8,176)	(26,787)	(2,366)	(147)	22,236	(15,240)
Gross profit (loss)	13,764	5,169	1,368	3	(841)	19,463
Income (expenses)	2,519	(843)	(816)	(763)	(3)	94
Selling	(3)	(461)	(776)	(4)	(3)	(1,247)
General and administrative	(12)	(42)	(18)	(251)	-	(323)
Exploration costs	(44)	-	-	-	-	(44)
Research and development	(192)	(3)	-	(25)	-	(220)
Other taxes	(24)	(18)	(9)	(42)	-	(93)
Impairment of assets	(124)	(44)	-	-	-	(168)
Other income and expenses	2,918	(275)	(13)	(441)	-	2,189
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	16,283	4,326	552	(760)	(844)	19,557
Net finance income (expense)	-	-	-	(3,198)	-	(3,198)
Results in equity-accounted investments	57	(95)	30	(1)	-	(9)
Net income / (loss) before income taxes	16,340	4,231	582	(3,959)	(844)	16,350
Income taxes	(5,538)	(1,470)	(188)	1,599	288	(5,309)
Net income (loss) for the period	10,802	2,761	394	(2,360)	(556)	11,041
Attributable to:
Shareholders of Petrobras	10,803	2,761	368	(2,366)	(556)	11,010
Non-controlling interests	(1)	−	26	6	−	31

11

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
Jan-Jun/2022
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Eliminations	Total
Sales revenues	41,624	56,641	7,099	276	(43,748)	61,892
Intersegments	40,946	931	1,870	1	(43,748)	−
Third parties	678	55,710	5,229	275	-	61,892
Cost of sales	(15,852)	(48,334)	(5,251)	(272)	41,690	(28,019)
Gross profit (loss)	25,772	8,307	1,848	4	(2,058)	33,873
Income (expenses)	2,486	(1,380)	(1,705)	(1,442)	(7)	(2,048)
Selling	(5)	(869)	(1,537)	(7)	(7)	(2,425)
General and administrative	(24)	(79)	(34)	(485)	-	(622)
Exploration costs	(123)	-	-	-	-	(123)
Research and development	(365)	(6)	(3)	(52)	-	(426)
Other taxes	(39)	(25)	(19)	(69)	-	(152)
Impairment of assets	(123)	(44)	1	(1)	-	(167)
Other income and expenses	3,165	(357)	(113)	(828)	-	1,867
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	28,258	6,927	143	(1,438)	(2,065)	31,825
Net finance income (expense)	-	-	-	(2,602)	-	(2,602)
Results in equity-accounted investments	108	176	59	(2)	-	341
Net income / (loss) before income taxes	28,366	7,103	202	(4,042)	(2,065)	29,564
Income taxes	(9,610)	(2,355)	(49)	1,435	704	(9,875)
Net income (loss) for the period	18,756	4,748	153	(2,607)	(1,361)	19,689
Attributable to:
Shareholders of Petrobras	18,758	4,748	101	(2,631)	(1,361)	19,615
Non-controlling interests	(2)	-	52	24	-	74

12

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
Apr-Jun/2021
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Eliminations	Total
Sales revenues	13,509	19,007	2,654	116	(14,304)	20,982
Intersegments	13,271	338	633	62	(14,304)	−
Third parties	238	18,669	2,021	54	-	20,982
Cost of sales	(5,606)	(16,737)	(1,660)	(114)	13,959	(10,158)
Gross profit (loss)	7,903	2,270	994	2	(345)	10,824
Income (expenses)	(457)	(523)	(665)	(278)	(6)	(1,929)
Selling	(5)	(403)	(669)	(3)	(6)	(1,086)
General and administrative	(28)	(39)	(16)	(177)	-	(260)
Exploration costs	(191)	-	-	-	-	(191)
Research and development	(106)	(3)	(12)	(26)	-	(147)
Other taxes	(23)	(24)	(24)	25	-	(46)
Impairment of assets	(7)	-	(79)	(4)	-	(90)
Other income and expenses	(97)	(54)	135	(93)	-	(109)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	7,446	1,747	329	(276)	(351)	8,895
Net finance income (expense)	-	-	-	2,019	-	2,019
Results in equity-accounted investments	33	520	33	440	-	1,026
Net income / (loss) before income taxes	7,479	2,267	362	2,183	(351)	11,940
Income taxes	(2,531)	(595)	(111)	(666)	119	(3,784)
Net income (loss) for the period	4,948	1,672	251	1,517	(232)	8,156
Attributable to:
Shareholders of Petrobras	4,949	1,672	226	1,506	(232)	8,121
Non-controlling interests	(1)	-	25	11	-	35

13

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Jun/2021
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Eliminations	Total
Sales revenues	25,175	32,980	4,862	271	(26,608)	36,680
Intersegments	24,724	573	1,185	126	(26,608)	−
Third parties	451	32,407	3,677	145	-	36,680
Cost of sales	(10,840)	(28,574)	(2,992)	(264)	24,821	(17,849)
Gross profit (loss)	14,335	4,406	1,870	7	(1,787)	18,831
Income (expenses)	(979)	(921)	(1,411)	(638)	(12)	(3,961)
Selling	(5)	(738)	(1,272)	(7)	(12)	(2,034)
General and administrative	(60)	(71)	(33)	(369)	-	(533)
Exploration costs	(405)	-	-	-	-	(405)
Research and development	(191)	(6)	(17)	(50)	-	(264)
Other taxes	(41)	(63)	(47)	(1)	-	(152)
Impairment of assets	(102)	-	(79)	1	-	(180)
Other income and expenses	(175)	(43)	37	(212)	-	(393)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	13,356	3,485	459	(631)	(1,799)	14,870
Net finance income (expense)	-	-	-	(3,620)	-	(3,620)
Results in equity-accounted investments	56	628	73	452	-	1,209
Net income / (loss) before income taxes	13,412	4,113	532	(3,799)	(1,799)	12,459
Income taxes	(4,541)	(1,185)	(156)	1,167	612	(4,103)
Net income (loss) for the period	8,871	2,928	376	(2,632)	(1,187)	8,356
Attributable to:
Shareholders of Petrobras	8,873	2,928	330	(2,643)	(1,187)	8,301
Non-controlling interests	(2)	-	46	11	-	55

14

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Total
Jan-Jun/2022	5,258	1,114	207	51	6,630
Jan-Jun/2021	4,307	1,072	213	86	5,678

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Total
Apr-Jun/2022	2,788	542	99	31	3,460
Apr-Jun/2021	2,137	532	107	46	2,822

9.	Trade and other receivables
9.1.	Trade and other receivables
	06.30.2022	12.31.2021
Receivables from contracts with customers
Third parties	5,425	4,839
Related parties
Investees (note 28.1)	303	385
Subtotal	5,728	5,224
Other trade receivables
Third parties
Receivables from divestments (*)	1,075	2,679
Lease receivables	417	435
Other receivables	739	872
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Federal Government	582	506
Subtotal	2,813	4,492
Total trade and other receivables, before ECL	8,541	9,716
Expected credit losses (ECL) - Third parties	(1,503)	(1,428)
Expected credit losses (ECL) - Related parties	(9)	(20)
Total trade and other receivables	7,029	8,268
Current	5,048	6,368
Non-current	1,981	1,900
(*) At June 30, 2022, it mainly refers to the receivables from the divestments of Rio Ventura, Roncador, Baúna, Miranga, Maromba, Pampo and Enchova, Sépia and Atapu fields.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 775 as of June 30, 2022 (US$ 1,155 as of December 31, 2021).

The change in Receivable from divestments was mainly due to the receipt of US$ 950 related to the final installment for the sale of block BM-S-8, and to the receipt of US$ 1,000, related to the final installment for the sale of the Company’s 90% interest in Nova Transportadora do Sudeste (NTS), partially offset by other receivables from divestments recorded in the period, such as from the Atapu and Sépia Co-participation Agreement (US$ 129) and from Pampo and Enchova fields (US$ 124).

15

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
	06.30.2022		12.31.2021
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	5,895	(78)	7,059	(77)
Overdue:
1-90 days	186	(34)	218	(26)
91-180 days	24	(23)	40	(6)
181-365 days	22	(18)	51	(29)
More than 365 days	1,529	(1,350)	1,457	(1,290)
Total	7,656	(1,503)	8,825	(1,428)

9.3.	Changes in provision for expected credit losses
	2022 Jan-Jun	2021 Jan-Jun
Opening balance	1,448	1,596
Additions	72	42
Write-offs	(21)	-
Reversals	(38)	(75)
Cumulative translation adjustment	51	30
Closing balance	1,512	1,593
Current	190	199
Non-current	1,322	1,394

10.	Inventories
	06.30.2022	12.31.2021
Crude oil	3,985	3,048
Oil products	3,252	2,495
Intermediate products	634	532
Natural gas and Liquefied Natural Gas (LNG)	617	349
Biofuels	23	19
Fertilizers	2	8
Total products	8,513	6,451
Materials, supplies and others (*)	999	804
Total	9,512	7,255
(*) It mainly comprises production supplies and operating materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

In the six-month period ended June 30, 2022, the Company recognized a US$ 3 loss within cost of sales, adjusting inventories to net realizable value (a US$ 3 reversal of cost of sales in the six-month period ended June 30, 2021) primarily due to changes in international prices of crude oil and oil products.

At June 30, 2022, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, amounting to US$ 3,213. This pledged amount is under assessment, due to the partial early settlement of the TFC relating to the Pension Difference and TFC Pre-70, made in February 2022. The Company expects the balance of the collateral to reach the balance of the financial commitment, which at June 30, 2022 is US$ 1,103, in compliance with what is provided for in the agreement for the TFC.

16

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Taxes
11.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Taxes in Brazil
Income taxes	140	133	1,583	682	-	-
Income taxes - Tax settlement programs	-	-	47	43	310	300
	140	133	1,630	725	310	300
Taxes abroad	2	30	292	8	-	-
Total	142	163	1,922	733	310	300

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Net income before income taxes	29,564	12,459	16,350	11,940
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(10,051)	(4,236)	(5,559)	(4,060)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distribution	383	-	383	-
Different jurisdictional tax rates for companies abroad	394	(70)	203	(93)
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(628)	(199)	(329)	6
Tax loss carryforwards (unrecognized tax losses)	(1)	(21)	(10)	9
Non-taxable income (non-deductible expenses), net (**)	68	234	44	195
Post-employment benefits	(186)	(90)	(44)	(46)
Results of equity-accounted investments in Brazil and abroad	120	279	(3)	205
Others	26	-	6	-
Income taxes	(9,875)	(4,103)	(5,309)	(3,784)
Deferred income taxes	(1,989)	(3,883)	(28)	(3,683)
Current income taxes	(7,886)	(220)	(5,281)	(101)
Effective tax rate of income taxes	33.4%	32.9%	32.5%	31.7%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes provisions for legal proceedings.

Deferred income taxes - non-current

The composition of deferred tax assets and liabilities is set out in the following table:

17

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Realization basis	06.30.2022	12.31.2021
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(781)	(1,362)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	4,643	4,382
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(15,461)	(12,924)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	1,418	3,490
Lease liabilities	Appropriation of the considerations	589	1,244
Provision for legal proceedings	Payments and use of provisions	757	605
Tax loss carryforwards	30% of taxable income compensation	643	1,827
Inventories	Sales, write-downs and losses	340	228
Employee Benefits	Payments and use of provisions	1,216	1,250
Others		289	635
Total		(6,347)	(625)
Deferred tax assets		548	604
Deferred tax liabilities (*)		(6,895)	(1,229)
(*) Changes in deferred tax liabilities are mainly due to the offsetting of the tax losses carryforwards and negative basis of CSLL, and to the use of the benefit of accelerated tax depreciation.

The changes in the deferred income taxes are presented as follows:

	Jan-Jun/2022	Jan-Jun/2021
Opening Balance	(625)	6,256
Recognized in the statement of income for the period	(1,989)	(3,883)
Recognized in shareholders’ equity	(2,571)	(2,202)
Cumulative translation adjustment	(29)	(58)
Use of tax loss carryforwards	(1,137)	-
Others	4	2
Closing balance	(6,347)	115

11.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Taxes in Brazil
Current / Non-current ICMS (VAT)	714	665	388	379	752	995	-	-
Current / Non-current PIS and COFINS (**)	322	418	2,339	2,030	295	499	66	45
Claim to recover PIS and COFINS	-	-	643	594	-	-	-	-
CIDE	1	6	-	-	26	42	-	-
Production taxes	-	-	-	-	2,462	2,147	22	21
Withholding income taxes	-	-	-	-	56	86	-	-
Tax Settlement Program	-	-	-	-	50	67	7	6
Others	41	48	269	249	111	142	80	70
Total in Brazil	1,078	1,137	3,639	3,252	3,752	3,978	175	142
Taxes abroad	54	46	9	9	32	23	-	-
Total	1,132	1,183	3,648	3,261	3,784	4,001	175	142
(*) Other non-current taxes are classified as other non-current liabilities.
(**) It includes US$ 75 (US$ 104 as of December 31, 2021) related to exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS (contributions for the social security).

Claim to recover PIS and COFINS

The Company filed four civil lawsuits, in the Regional Federal Court of the Second Region, against the Brazilian Federal Government, claiming to recover PIS and COFINS paid over finance income and foreign exchange variation gains, from February 1999 to January 2004.

The court granted to the Company, in all the lawsuits, the definitive right to recover those taxes. Two lawsuits have resulted in judicialized debts (precatórios) in the amounts claimed by the Company.

18

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Regarding the two remaining cases, both had rulings by the court favorable to the Company and, in one of them, the Brazilian Federal Government has already expressed its agreement.

As of June 30, 2022, the Company had non-current receivables of US$ 643 (US$ 594 as of December 31, 2021) related to PIS and COFINS, which are indexed to inflation.

12.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	06.30.2022	12.31.2021
Liabilities
Short-term employee benefits	1,180	1,289
Termination benefits	224	349
Post-employment benefits	9,464	9,880
Total	10,868	11,518
Current	2,007	2,144
Non-current	8,861	9,374

12.1.	Short-term employee benefits

Short-term benefits are expected to be settled wholly before twelve months after the end of the period in which the employees render the related service.

	06.30.2022	12.31.2021
Variable compensation program - PPP	272	461
Accrued vacation and 13th salary	600	440
Salaries and related charges and other provisions	244	270
Profit sharing	64	118
Total	1,180	1,289
Current	1,177	1,286
Non-current (*)	3	3
(*)Remaining balance relating to the four-year deferral of 40% of the PPP portion of executive managers.

In the three and six-month periods ended June 30, 2022 and 2021, the Company recognized the following amounts in the statement of income:

	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Salaries, accrued vacations and related charges	(1,458)	(1,310)	(780)	(657)
Variable compensation program - PPP	(247)	(195)	(129)	(101)
Profit sharing	(65)	(58)	(34)	(30)
Management fees and charges	(5)	(6)	(2)	(3)
Total	(1,775)	(1,569)	(945)	(791)

12.1.1.	Variable compensation programs

Performance award program (PPP)

On September 17, 2021, the Company’s Board of Directors approved the pay-out criteria for granting PPP 2021 to employees.

The PPP 2021 model establishes that, in order to trigger this payment, it is necessary to have net income for the year and a declaration and payment of distribution to shareholders.

19

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On December 15, 2021, the Company’s Board of Directors approved the pay-out criteria for the program for 2022, maintaining the criteria of the PPP 2021.

In the six-month period ended June 30, 2022, the main changes related to the PPP were:

•	payment of US$ 504 relating to the PPP provisioned in 2021;
•	provision of US$ 247 for the PPP related to 2022, accounted for within other income and expenses.

Profit Sharing (PLR)

At December 29, 2020, the 17 unions representing onshore employees of Petrobras had signed the agreement for the PLR for 2021 and 2022, before the deadline determined by the Collective Labor Agreement (ACT). Among the offshore employees, only one union had signed the agreement within the period defined by the ACT.

The current agreement for the PLR provides that only employees without managerial functions will be entitled to receive profit sharing with individual limits according to their remuneration. In order for the PLR to be paid for 2021 and 2022, the following requirements must be met: (i) dividend distribution to shareholders approved at the Annual General Shareholders Meeting, (ii) net income for the year, and iii) achievement of the weighted average percentage of at least 80% of a set of indicators.

The maximum amount of PLR to be distributed is limited to 5% of Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense), income taxes, depreciation, depletion and amortization, results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement, results from disposal and write-offs of assets, foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies and results from the compensation of investments in bid areas), to 6.25% of net income and to 25% of dividends distributed to shareholders, in each year, whichever is lower.

In the six-month period ended June 30, 2022, the main changes related to the PLR were:

•	payment of US$ 129 relating to the PLR provisioned in 2021;
•	provision of US$ 65 for the PLR related to 2022, accounted for within other income and expenses.
12.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages.

During the second quarter of 2022, the wholly-owned subsidiary Transpetro launched a new voluntary severance program for its offshore employees, whose enrollment occurred between May 4, 2022 and July 14, 2022, and the deadline for the termination of employees will be December 3, 2022.

Thus, for the current programs, there are 11,539 adhesions accumulated through June 30, 2022 (11,418 through December 31, 2021).

Changes in the provision for expenses relating to voluntary severance programs are set out as follows:

20

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2022	Jan-Jun/2021
Opening Balance	349	900
Effects in the statement of income	4	(8)
Enrollments	4	26
Revision of provisions	−	(34)
Effects in cash and cash equivalents	(155)	(123)
Terminations in the period	(155)	(123)
Cumulative translation adjustment	26	25
Closing Balance	224	794
Current	123	685
Non-current	101	109

Recognition of the provision for expenses occur as employees enroll to the programs.

The Company disburse the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of June 30, 2022, from the balance of US$ 224, US$ 48 refers to the second installment of 852 retired employees and US$ 176 refers to 1,807 employees enrolled in voluntary severance programs with expected termination by December 2023.

12.3.	Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (Saúde Petrobras), and five other major types of post-employment pension benefits (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	06.30.2022	12.31.2021
Liabilities
Health Care Plan	4,919	4,485
Petros Pension Plan - Renegotiated (PPSP-R)	3,101	3,233
Petros Pension Plan - Non-renegotiated (PPSP-NR)	702	658
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	300	817
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	249	511
Petros 2 Pension Plan (PP-2)	192	165
Other plans	1	11
Total	9,464	9,880
Current	706	651
Non-current	8,758	9,229

Health Care Plan

The health care plan is managed by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan covers all employees and retirees, and is open to future employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), being 60% by the Company and 40% by the participants.

Pension plans

The management of the Company's supplementary pension plans is under the responsibility of Fundação Petrobras de Seguridade Social – Petros, which was established by Petrobras as a non-profit, private legal entity with administrative and financial autonomy.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the Post-Retirement Benefit Federal Council (Conselho Nacional de Previdência Complementar – CNPC).

The table below presents the reconciliation of the surplus of Petros Plan registered by Petros Foundation as of December 31, 2021 with the net actuarial liability registered by the Company:

21

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	PPSP-R (*)	PPSP-NR (*)
Surplus registered by Petros	1,388	139
Financial assumptions	(1,120)	(364)
Ordinary and extraordinary sponsor contributions	2,190	652
Changes in fair value of plan assets (**)	1,447	543
Others (including Actuarial valuation method)	145	200
Net actuarial liability recorded by the Company	4,050	1,169
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) It includes balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

On March 28, 2022, the Deliberative Council of Petros approved the financial statements of the pension plans for the year ended December 31, 2021, sponsored by the Company.

12.3.1.	Amounts related to net actuarial liabilities (defined benefit plans)

Net actuarial liabilities represent the obligations of the Company related to defined benefit plans, net of the fair value of plan assets (when applicable), at present value, based on actuarial calculations which are revised annually by an independent qualified actuary.

Changes in the actuarial liabilities is presented as follows:

22

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Balance at December 31, 2021	4,050	1,169	165	4,485	11	9,880
Recognized in the Statement of Income	233	74	17	309	−	633
Current service cost	5	1	7	53	−	66
Net interest	228	73	10	256	−	567
Cash effects	(1,156)	(371)	−	(162)	−	(1,689)
Contributions paid	(141)	(47)	−	(162)	−	(350)
Payments related to Term of financial commitment (TFC)	(1,015)	(324)	−	−	−	(1,339)
Other changes	274	79	10	287	(10)	640
Others	−	−	1	1	(11)	(9)
Cumulative Translation Adjustment	274	79	9	286	1	649
Balance at June 30, 2022	3,401	951	192	4,919	1	9,464
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Balance at December 31, 2020	7,524	2,696	477	5,356	16	16,069
Recognized in the Statement of Income	248	87	37	265	1	638
Past service cost	(1)	−	−	−	−	(1)
Present value of obligation	(730)	(33)	−	−	−	(763)
Plan assets transferred to PP-3	496	22	−	−	−	518
Sponsor contribution for PP-3	233	11	−	−	−	244
Current service cost	5	−	20	83	−	108
Net interest	226	82	17	182	1	508
Interest on the obligations with contribution for the revision of the lump sum death benefit	18	5	−	−	−	23
Recognized in Equity - other comprehensive income	(1,369)	(352)	−	−	2	(1,719)
Remeasurement effects recognized in other comprehensive income	(1,369)	(352)	−	−	2	(1,719)
Cash effects	(965)	(539)	−	(159)	−	(1,663)
Contributions paid	(134)	(41)	−	(159)	−	(334)
Payments of obligations with contribution for the revision of the lump sum death benefit (**)	(341)	(102)	−	−	−	(443)
Payments related to Term of financial commitment (TFC)	(490)	(396)	−	−	−	(886)
Other changes	255	82	21	220	(4)	574
Others	−	−	−	−	(1)	(1)
Cumulative Translation Adjustment	255	82	21	220	(3)	575
Balance at June 30, 2021	5,693	1,974	535	5,682	15	13,899
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) On June 30, 2021, the Company prepaid the remaining balance of US$ 447.

The net expense with pension and health plans is presented below:

23

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Pension Plans		Health Care Plan	Other Plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Related to active employees (cost of sales and expenses)	17	3	10	112	−	142
Related to retirees (other income and expenses)	216	71	7	197	−	491
Net costs for Jan-Jun/2022	233	74	17	309	−	633
Related to active employees (cost of sales and expenses)	27	4	30	138	−	199
Related to retirees (other income and expenses)	203	78	7	127	1	416
Obligations with contribution for the revision of the lump sum death benefit	18	5	−	−	−	23
Net costs for Jan-Jun/2021	248	87	37	265	1	638
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

		Pension Plans		Health Care Plan	Other Plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Related to active employees (cost of sales and expenses)	9	2	5	57	−	73
Related to retirees (other income and expenses)	111	36	4	102	−	253
Net costs for Apr-Jun/2022	120	38	9	159	−	326
Related to active employees (cost of sales and expenses)	14	2	15	71	−	102
Related to retirees (other income and expenses)	102	39	4	64	1	210
Obligations with contribution for the revision of the lump sum death benefit	8	3	−	−	−	11
Net costs for Apr-Jun/2021	124	44	19	135	1	323
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

12.3.2.	Contributions

In the six-month period ended June 30, 2022, the Company contributed with US$ 1,689 to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 12.13.1), which includes the partial prepayment of the Term of Financial Commitment, in the amount of US$ 1,339 which occurred on February 25, 2022.

In addition, the Company contributed with US$ 90 and US$ 1, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 77 for PP-2 in 2021), whose amounts were expensed in the six-month period ended June 30, 2022.

The collection of contributions for PP-3 started August 31, 2021.

13.	Provisions for legal proceedings
13.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions for legal, administrative and arbitral proceedings based on the best estimate of the costs for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable; (ii) tax notices for alleged non-compliance with ancillary obligations; and (iii) claims for alleged non-payment of CIDE on imports of propane and butane.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) royalties and special participation charges, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

24

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current liabilities	06.30.2022	12.31.2021
Labor claims	771	716
Tax claims	385	306
Civil claims	1,084	820
Environmental claims	228	176
Total	2,468	2,018

	Jan-Jun/2022	Jan-Jun/2021
Opening Balance	2,018	2,199
Additions, net of reversals	396	190
Use of provision	(225)	(261)
Revaluation of existing proceedings and interest charges	161	19
Others	(5)	6
Cumulative translation adjustment	123	75
Closing Balance	2,468	2,228

In preparing its unaudited consolidated interim financial statements for the six-month period ended June 30, 2022, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the six-month period ended June 30, 2022, the increase in liabilities arises mainly from changes in the following cases: (i) US$ 203 in the provision for civil claims involving contractual matters; and (ii) US$ 39 in the provision for tax claims for alleged non-compliance with ancillary obligations.

13.2.	Judicial deposits
Non-current assets	06.30.2022	12.31.2021
Tax	6,960	5,790
Labor	869	796
Civil	1,705	1,275
Environmental	110	101
Others	72	76
Total	9,716	8,038

	Jan-Jun/2022	Jan-Jun/2021
Opening Balance	8,038	7,281
Additions	861	488
Use	(45)	(43)
Accruals and charges	386	76
Others	(9)	(15)
Cumulative translation adjustment	485	320
Closing Balance	9,716	8,107

In the six-month period ended June 30, 2022, the Company made judicial deposits in the amount of US$ 860, including: (i) US$ 283 relating to the unification of Fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (ii) US$ 133 referring to IRPJ and CSLL for not adding profits of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis; (iii) US$ 137 related to CIDE and PIS/COFINS on the chartering of platforms; and (iv) US$ 68 referring to IRPJ and CSLL in the deduction of expenses with Petros.

13.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. Estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	06.30.2022	12.31.2021
Tax	28,376	24,785
Labor	8,066	7,172
Civil - General	6,710	5,720
Civil - Environmental	1,353	1,192
Total	44,505	38,869

The main contingent liabilities are:

25

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (iv) collection and crediting of ICMS by several states; (v) collection of social security contributions over payments of bonuses; and (vi) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; (ii) regulation agencies fines; and (iii) lawsuits related to contracts.
•	Environmental matters comprising indemnities for damages and fines related to the Company operation.

In the six-month period ended June 30, 2022, the increase in the balance of contingent liabilities is mainly due to: (i) US$ 2,224 relating to the notice of infraction for the collection, by joint liability, of customs taxes and fines arising from imports under the Repetro regime, for use in the Frade consortium; (ii) US$ 534 in lawsuits in administrative and judicial stages discussing the difference in special interest and royalties in different fields, including unitization; (iii) US$ 403 lawsuits requesting a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (iv) US$ 261 referring to CIDE and PIS/COFINS on the chartering of platforms; and (v) US$ 205 referring to lawsuits involving ICMS collection on imports in operations with liquified petroleum gas derived from natural gas. These effects were partially offset by: (i) US$ 1,206 transferred to remote loss relating to tax on services provided offshore; (ii) US$ 295 for the write-off due to the conclusion of an agreement and review of amounts in lawsuits in which the state monopoly of piped gas services was discussed; and (iii) US$ 201 for the review of values and write-off, due to favorable decisions, in proceedings related to tax deductions taken that were subsequently challenged.

13.4.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

As of June 30, 2022, there are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and was approved at employee meetings, and started being the subject of lawsuits three years after its implementation.

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. Therefore, the Brazilian Supreme Federal Court (STF) suspended the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In February 2022, the judgment of the appeals filed by the plaintiff and several amicus curiae was started. The judgment is currently underway in the First Panel of the Supreme Federal Court, with 3 votes in favor of the Company, confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between Petrobras and the unions. Considering that the last minister to vote requested additional time for analysis, the trial was suspended, and is pending the presentation of the vote by this last minister.

As of June 30, 2022, the balance of provisioned proceedings regarding RMNR amounts to US$ 150, while the contingent liabilities amount to US$ 6,686.

13.5.	Class action and related proceedings

On May 26, 2021, the District Court of Rotterdam decided that the class action against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers must proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation (“Foundation”). However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action. The class action is in the merit discussion stage.

26

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In relation to the arbitration in Argentina, the Argentine Supreme Court has not yet judged the appeal filed by the Consumidores Financieros Asociación Civil para su Defensa ("Association"). This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. Petrobras appealed against this decision, but on April 30, 2022 the appeal was not admitted by the Court of Cassation. The Court of Appeals recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also appealed, still pending judgment. Petrobras presented other procedural defenses, still subject to appeals before the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish “press release” in the Argentine market about the existence of a class action filed by Consumidores Financieros Asociación Civil para su Defensa before the Commercial Court, there are no developments during the six-month period ended June 30, 2022.

13.6.	Arbitrations in Brazil

In the six-month period ended June 30, 2022, there were no events that changed the assessment and information on arbitrations in Brazil.

13.7.	Legal proceedings - Compulsory Loan – Eletrobrás

In the six-month period ended June 30, 2022, there were no events that changed the assessment on this proceeding.

13.8.	Lawsuits brought by natural gas distributors and others

In the six-month period ended June 30, 2022, the Company obtained a favorable decision from the Superior Court of Justice (Superior Tribunal de Justiça - STJ) suspending the interim decision in favor of CEGÁS, which granted the extension of its gas supply contract for 6 months. The injunction that had been obtained by SC GÁS and that had extended, until April 2022, the price of the gas supply contract that was terminated on December 31, 2021, was revoked in a lower court judgement handed down on June 29, 2022.

14.	Provision for decommissioning costs

The following table details the amount of the decommissioning provision by producing area:

	06.30.2022	12.31.2021
Onshore	500	873
Shallow waters	3,834	3,732
Deep and ultra-deep post-salt	8,410	8,420
Pre-salt	2,730	2,594
	15,474	15,619

27

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current liabilities	2022 Jan-Jun	2021 Jan-Jun
Opening balance	15,619	18,780
Adjustment to provision	37	5
Transfers related to liabilities held for sale (*)	(1,075)	(358)
Payments and use of provisions	(404)	(324)
Interest accrued	246	366
Others	(4)	(3)
Cumulative translation adjustment	1,055	706
Closing balance	15,474	19,172
(*) In the first half of 2022, it refers to the Golfinho and Camarupim Group (US$ 103), in Espírito Santo, the Albacora Leste Field (US$ 374), in Rio de Janeiro, the Norte Capixaba Group (US$ 32), in Espírito Santo state, and the Potiguar Group (US$ 566), in Rio Grande do Norte state, as set out in note 22. In the first half of 2021, it includes transfers to held for sale mainly related to US$ 109 in the concessions of Peroá Group in Espírito Santo state, US$ 97 in Miranga Group in Bahia state and US$ 153 in Alagoas Group in Alagoas state.

15.	Property, plant and equipment
15.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (***)	Right-of-use assets	Total
Balance at December 31, 2021	2,383	53,126	16,922	35,847	17,052	125,330
Cost	4,080	98,085	25,954	61,906	26,382	216,407
Accumulated depreciation and impairment (****)	(1,697)	(44,959)	(9,032)	(26,059)	(9,330)	(91,077)
Additions	-	442	3,209	9	3,255	6,915
Decommissioning costs - Additions to / review of estimates	-	-	-	11	-	11
Capitalized borrowing costs	-	-	530	-	-	530
Signature Bonuses Transfers (note 16.1)	-	-	-	840	-	840
Write-offs	-	(723)	(963)	(614)	(1,389)	(3,689)
Transfers	65	1,706	(4,095)	2,411	-	87
Transfers to assets held for sale	(13)	(1,857)	(343)	(1,248)	(8)	(3,469)
Depreciation, amortization and depletion	(44)	(2,369)	-	(2,680)	(2,268)	(7,361)
Impairment recognition (note 17)	-	(48)	(18)	(42)	-	(108)
Impairment reversal (note 17)	-	12	2	11	-	25
Cumulative translation adjustment	152	3,661	1,062	2,369	1,064	8,308
Balance at June 30, 2022	2,543	53,950	16,306	36,914	17,706	127,419
Cost	4,308	102,174	25,582	64,420	27,971	224,455
Accumulated depreciation and impairment (****)	(1,765)	(48,224)	(9,276)	(27,506)	(10,265)	(97,036)
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (***)	Right-of-use assets	Total
Balance at December 31, 2020	3,043	58,680	15,443	31,166	15,869	124,201
Additions	-	728	2,842	1	1,089	4,660
Decommissioning costs - Additions to / review of estimates	-	-	-	(1)	-	(1)
Capitalized borrowing costs	-	-	478	-	-	478
Write-offs	-	(47)	(167)	(14)	(71)	(299)
Transfers	(23)	779	(2,705)	2,026	(1)	76
Transfers to assets held for sale	-	(1,037)	(159)	(257)	3	(1,450)
Depreciation, amortization and depletion	(56)	(2,009)	-	(2,002)	(2,067)	(6,134)
Impairment recognition	-	(186)	-	(8)	-	(194)
Impairment reversal	-	42	27	19	-	88
Cumulative translation adjustment	145	2,007	587	1,212	538	4,489
Balance at June 30, 2021	3,109	58,957	16,346	32,142	15,360	125,914
Cost	4,744	110,783	28,422	63,540	25,020	232,509
Accumulated depreciation and impairment (****)	(1,635)	(51,826)	(12,076)	(31,398)	(9,660)	(106,595)
(*) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(**) See note 21 for assets under construction by operating segment.
(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas (oil and gas production properties).
(****) In the case of land and assets under construction, it refers only to impairment losses.

28

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Balance at June 30, 2022	9,850	6,581	1,275	17,706
Cost	13,754	12,434	1,783	27,971
Accumulated depreciation and impairment	(3,904)	(5,853)	(508)	(10,265)
Balance at December 31, 2021	9,840	5,997	1,215	17,052
Cost	13,362	11,267	1,753	26,382
Accumulated depreciation and impairment	(3,522)	(5,270)	(538)	(9,330)

15.2.	Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes related to Atapu, Berbigão, Sururu, Albacora Leste, Tartaruga Verde and other fields.

The table below presents changes on the reimbursements payable by Petrobras relating to AIPs submitted for approval by the ANP, presented within trade payables. This estimate reflects the best available estimate of the assumptions used in calculating the calculation base and the sharing of relevant assets in areas to be equalized.

	Jan-Jun/2022	Jan-Jun/2021
Opening balance	364	370
Additions/(Write-offs) on PP&E	(37)	(67)
Other income and expenses	12	54
Cumulative translation adjustments	22	15
Closing balance	361	372

15.3.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the six-month period ended June 30, 2022, the capitalization rate was 6.56% p.a. (6.08% p.a. for the six-month period ended June 30, 2021).

29

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

16.	Intangible assets
16.1.	By class of assets
	Rights and Concessions (*)	Software	Goodwill	Total
Balance at December 31, 2021	2,695	308	22	3,025
Cost	2,744	1,321	22	4,087
Accumulated amortization and impairment	(49)	(1,013)	-	(1,062)
Addition	895	87	-	982
Capitalized borrowing costs	-	5	-	5
Write-offs	(11)	(1)	-	(12)
Transfers	(10)	(1)	-	(11)
Signature Bonuses Transfers (**)	(840)	-	-	(840)
Amortization	(2)	(35)	-	(37)
Impairment recognition	-	(1)	-	(1)
Cumulative translation adjustment	124	18	1	143
Balance at June 30, 2022	2,851	380	23	3,254
Cost	2,905	1,487	23	4,415
Accumulated amortization and impairment	(54)	(1,107)	-	(1,161)
Estimated useful life in years	(***)	5	Indefinite

	Rights and Concessions (*)	Software	Goodwill	Total
Balance at December 31, 2020	14,714	210	24	14,948
Addition	12	59	-	71
Capitalized borrowing costs	-	2	-	2
Write-offs	(7)	-	-	(7)
Transfers	(43)	2	-	(41)
Amortization	(4)	(28)	-	(32)
Cumulative translation adjustment	571	8	1	580
Balance at June 30, 2021	15,243	253	25	15,521
Cost	15,336	1,351	25	16,712
Accumulated amortization and impairment	(93)	(1,098)	-	(1,191)
(*) It comprises mainly signature bonuses (amounts paid in concession contracts for oil or natural gas exploration and production sharing), in addition to public service concessions, trademarks and patents and others.
(**) Transfer to PP&E relating to Sépia and Atapu.
(***) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

16.2.	Surplus volumes of Transfer of Rights Agreement

Búzios

Expenses incurred by Petrobras in the ordinary operations of the bidding area for the benefit of the consortium, in the amount of US$ 61, made prior to the start of the Co-Participation Agreement and not included in the total compensation amount, were reimbursed to Petrobras by the partners CNODC Brasil Petróleo e Gás Ltda. (CNODC) and CNOOC Petroleum Brasil Ltda. (CPBL) in February 2022.

In addition, on March 4, 2022, Petrobras signed an agreement with its partner CPBL for the transfer of 5% of its interest in the Production Sharing Contract for the Surplus Volume of the Transfer of Rights Agreement of the Búzios field, in the pre-salt layer of the Santos basin, to this company. The agreement results from the call option exercised by CNOOC on September 29, 2021.

The amount to be received by Petrobras at the closing of the operation is US$ 2,120, referring to the compensation and reimbursement of the signature bonus of CNOOC's additional interest, subject to price adjustments and to the fulfillment of conditions precedent, such as CADE, ANP and Ministry of Mines and Energy (MME) approval.

After the transaction becomes effective, Petrobras will hold an 85% interest in the Production Sharing Contract of the Surplus Volume of the Transfer of Rights Agreement of the Búzios field, CNOOC will hold a 10% interest and CNODC a 5% interest. The total participation in this Búzios Co-participation Agreement, including the portions of the Transfer of Rights Agreement and of the BS-500 Concession Agreement (100% of Petrobras) will be 88.99% of Petrobras, 7.34% of CNOOC and 3.67% of CNODC.

30

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

At June 30, 2022, the assets and liabilities related to the transfer of 5% of its interest in the Production Sharing Contract to the Transfer of Rights Agreement are classified as held for sale.

Atapu and Sépia

On April 27, 2022, Petrobras signed the Production Sharing Contract for the surplus volume of the Transfer of Rights Agreement related to the Atapu field, in partnership with Shell Brasil Petróleo Ltda (Shell, 25%) and TotalEnergies EP Brasil Ltda. (TotalEnergies, 22.5%), and related to the Sépia field in consortium with TotalEnergies (28%), Petronas Petróleo Brasil Ltda. (Petronas, 21%) and QP Brasil Ltda. (QP, 21%), according to the results of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement in the Production Sharing regime, which was held on December 17, 2021.

On the same date, the Company also signed the Co-participation Agreements and the Amendments to the Agreement for the Individualization of Atapu and Sépia Production (AIPs), which are necessary to manage the coexisting deposits of the Transfer of Rights Agreement and the Production Sharing Contract (related to the surplus volume) of these areas.

The compensation to Petrobras for Atapu and Sépia, including an estimate of the gross-up of the taxes levied, pursuant to Ordinance No. 8 of April 19, 2021 of the MME, were paid by the partners in April 2022, totaling US$ 2,093 for Atapu and US$ 3,059 for Sépia.

The agreements became effective on May 2, 2022, when Pré-Sal Petróleo S.A. (PPSA) confirmed there was no settlement pending for this transaction, in accordance with the provisions of Ordinance No. 519 of May 21, 2021.

On the same date, a partial write-off of the assets associated with these fields was carried out, in exchange for the financial compensation, resulting in a transaction similar to a sale.

Furthermore, the Company accounted for an additional US$ 129 gain corresponding to the difference between the estimate and the final calculation of the gross-up of taxes levied on the gain on the transfer of assets to the Production Sharing regime, as provided for in the mentioned ordinance (US$ 60 for Atapu and US$ 69 for Sépia). These amounts were paid to Petrobras in July 2022.

The total gain in this operation was US$ 2,872 (US$ 1,028 for Atapu and US$ 1,844 for Sépia), accounted for within other income and expenses.

The signature bonus corresponding to the Company's participation in the Production Sharing Contract was US$ 416 for Atapu and US$ 424 for Sépia.

Since these agreements relate to the surplus volume of fields with technical and commercial feasibility already identified, the signature bonuses paid by the Company in the first quarter of 2022, totaling US$ 840, were transferred from intangible assets to property, plant and equipment after the Co-participation Agreements came into effect.

17.	Impairment
(Losses) / reversals	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Property, plant and equipment	(83)	(106)	(84)	(11)
Intangible assets	(1)	−	−	−
Assets classified as held for sale	(83)	(74)	(84)	(79)
Impairment losses	(167)	(180)	(168)	(90)
Investments	(10)	399	(2)	425
Net effect within the statement of income	(177)	219	(170)	335
Losses	(218)	(312)	(208)	(156)
Reversals	41	531	38	491

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

In the six-month period ended June 30, 2022, the Company recognized net impairment losses amounting to US$ 167, mainly due to:

31

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	definitive cessation of the operations of platform P-35, in the Marlim field, which led to the exclusion of this asset from the CGU North group and classification as a separate asset, resulting in the recognition of a US$ 52 impairment loss;
•	approval for the disposal of Golfinho group of fields, which comprises Golfinho field (which produces oil), Canapu field, which produces non-associated gas, and the exploratory block BM-ES-23. As a result, the Company assessed the recoverability of the carrying amount of these assets, considering the fair value net of disposal expenses, resulting in the recognition of a US$ 51 impairment loss;
•	approval for the disposal of LUBNOR Refinery, in the state of Ceará, separating it from the Downstream CGU. As a result, the Company assessed the recoverability of the carrying amount of the refinery, considering the fair value net of disposal expenses, resulting in the recognition of a US$ 44 impairment loss.

In the six-month period ended June 30, 2021, impairment losses were recognized, in the amount of US$ 180, mainly due to:

•	discontinuation of use of platforms P-33 and P-26, in the Marlim field, resulting in their exclusion of CGU North group and testing for impairment as separate assets, with the recognition of a US$ 190 impairment loss;
•	approval for the sale of thermoelectric power plants Arembepe, Muryci and Bahia 1, located in Camaçari, in the state of Bahia. As a result, considering fair value net of selling expenses, a US$ 79 impairment loss was accounted for in the second quarter of 2021;
•	assessment for impairment of producing properties considering fair value net of selling expenses, resulting in a US$ 61 impairment reversal in the second quarter of 2021, mainly due to the approval for sale of the Papa-Terra field, located in the Campos Basin, state of Rio de Janeiro (a US$ 41 impairment reversal); and
•	the decision to use in producing fields in the Santos basin, certain equipment that were previously part of platforms P-72 and P-73. Thus, considering estimated future cash flows for these assets, the Company recognized a US$ 27 impairment reversal.
17.1.	Investment in publicly traded associate (Petrobras Distribuidora S.A. – BR Distribuidora)

On August 26, 2020 the Company’s Board of Directors approved the disposal of the remaining interest in BR Distribuidora and, on June 30, 2021, approved the price per common share of BR Distribuidora in the amount of US$ 5.20 (R$ 26.00) for the secondary public offering (follow on) of these shares, totaling US$ 2,252 (R$ 11,264 million), net of transaction costs.

Accordingly, considering the sale of the shares and the cash flows arising from this sale, a US$ 404 impairment reversal was accounted for in the six-month period ended June 30, 2021.

18.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Jun/2022	Jan-Jun/2021
Property plant and equipment
Opening Balance	2,376	3,024
Additions	95	222
Write-offs	(14)	(178)
Transfers	(42)	(145)
Cumulative translation adjustment	(259)	104
Closing Balance	2,156	3,027
Intangible Assets	2,734	15,057
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	4,890	18,084
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

32

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Exploration costs recognized in the statement of income
Geological and geophysical expenses	136	154	83	87
Exploration expenditures written off (includes dry wells and signature bonuses)	94	187	71	56
Contractual penalties on local content requirements (*)	(108)	43	(110)	28
Other exploration expenses	1	21	-	19
Total expenses	123	405	44	190
Cash used in :
Operating activities	135	174	81	106
Investment activities	980	245	904	130
Total cash used	1,115	419	985	236
(*) There was a US$ 127 reversal on June 30, 2022, as described in note 30.

19.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,913 (US$ 1,574 as of December 31, 2021) of which US$ 1,913 were still in force as of June 30, 2022 (US$ 1,574 as of December 31, 2021), net of commitments undertaken. As of June 30, 2022, the collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounted to US$ 1,324 (US$ 1,243 as of December 31, 2021) and bank guarantees of US$ 589 (US$ 331 as of December 31, 2021).

20.	Investments
20.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (*)	Total
Balance at December 31, 2021	509	1,001	1,510
Investments	14	5	19
Transfer to assets held for sale	1	(59)	(58)
Restructuring, capital decrease and others	(1)	(14)	(15)
Results of equity-accounted investments	157	184	341
CTA	2	(16)	(14)
OCI	1	144	145
Dividends	(105)	(106)	(211)
Balance at June 30, 2022	578	1,139	1,717

	Joint Ventures	Associates (*)	Total
Balance at December 31, 2020	813	2,460	3,273
Investments	5	6	11
Transfer to assets held for sale	(2)	(2,129)	(2,131)
Restructuring, capital decrease and others	-	(175)	(175)
Results of equity-accounted investments	109	1,100	1,209
CTA	20	(72)	(52)
OCI	-	141	141
Dividends	(65)	(153)	(218)
Balance at June 30, 2021	880	1,178	2,058
(*) It includes Braskem and other investments.

21.	Assets by operating segment

The segment information reflects the financial information used in the decision-making process for resource allocation and performance evaluation carried out by the Company’s Board of Executive Officers (as Chief Operating Decision Makers).

33

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 06.30.2022

Current assets	8,812	18,161	3,029	21,378	(8,466)	42,914
Non-current assets	108,601	23,307	7,629	9,369	−	148,906
Long-term receivables	5,914	2,701	642	7,259	−	16,516
Investments	405	1,125	156	31	−	1,717
Property, plant and equipment	99,476	19,376	6,756	1,811	−	127,419
Operating assets	88,352	16,526	4,739	1,496	−	111,113
Under construction	11,124	2,850	2,017	315	−	16,306
Intangible assets	2,806	105	75	268	−	3,254
Total Assets	117,413	41,468	10,658	30,747	(8,466)	191,820

Consolidated assets by operating segment - 12.31.2021

Current assets	6,034	12,691	3,838	13,259	(5,673)	30,149
Non-current assets	107,112	21,697	6,751	8,639	−	144,199
Long-term receivables	5,042	2,212	322	6,758	−	14,334
Investments	393	970	119	28	−	1,510
Property, plant and equipment	99,033	18,419	6,241	1,637	−	125,330
Operating assets	87,210	16,086	3,739	1,373	−	108,408
Under construction	11,823	2,333	2,502	264	−	16,922
Intangible assets	2,644	96	69	216	−	3,025
Total Assets	113,146	34,388	10,589	21,898	(5,673)	174,348

22.	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company. The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

					06.30.2022	12.31.2021
	E&P	RT&M	Gas & Power	Corporate and other business	Total	Total
Assets classified as held for sale
Cash and cash equivalents	-	−	7	−	7	13
Trade receivables	-	−	38	−	38	31
Inventories	-	83	1	−	84	73
Investments	-	54	271	2	327	210
Property, plant and equipment	5,025	161	1	2	5,189	1,975
Others	-	2	145	−	147	188
Total	5,025	300	463	4	5,792	2,490
Liabilities on assets classified as held for sale
Trade payables	-	-	1	-	1	2
Finance debt	-	-	-	35	35	1
Provision for decommissioning costs	1,756	-	-	-	1,756	833
Others	-	-	30	-	30	31
Total	1,756	−	31	35	1,822	867

22.1.	Transactions pending closing at June 30, 2022

The significant transactions signed prior to January 1, 2022 and pending closing at June 30, 2022 are: (i) sale of the Company’s entire interest in Peroá group of fields; (ii) sale of the Company’s entire interest in Papa-Terra producing field; (iii) sale of onshore fields in the states of Bahia, Ceará, Espírito Santo and Sergipe; (iv) sale of the Company’s entire interest in Gaspetro; (v) sale of Isaac Sabbá refinery (REMAN); (vi) sale of interest in Unidade de Industrialização de Xisto - SIX (a shale processing plant); and (vii) the Transfer of Rights Agreement and the Production Sharing Contract for the surplus volume of the Búzios field (for which more information is presented in note 16 – Intangible assets - Surplus volumes of Transfer of Rights Agreement).

34

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Regarding the divestment of the REMAN refinery, on March 8, 2022, the Administrative Council for Economic Defense (CADE) published a statement declaring Act of Concentration and ordering the execution of diligence on this sale to Ream Participações S.A., which was signed in August 2021. This diligence is expected to last between 240 and 330 days as of November 2021. Petrobras continues to collaborate with CADE to obtain the approval for the transaction within the legal deadline.

In relation to the sale of 51% of Petrobras Gás S.A. (Gaspetro), it was closed on July 11, 2022, as described in note 30.

The following table presents the transactions for which agreements were signed in the six-month period ended June 30, 2022:

Transaction	Acquirer	Date of approval / signing	Transaction amount (*)	Further information
Sale of the Company's entire interest (100%) in a set of 22 production onshore and shallow water field concessions, together with its associated infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called the Potiguar group of fields.	3R Potiguar SA, subsidiary of 3R Petroleum Óleo e Gás SA	January 2022	1,385	a
Sale of the Company's entire interest in a set of four onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Norte Capixaba group of fields.	Petromais Global Exploração e Produção S.A. (renamed Origem Energia S.A.)	February 2022	478	b
Sale of the Company's entire interest in the Albacora Leste concession, located predominantly in deep waters in the Campos Basin.	Petro Rio Jaguar Petróleo Ltda. (PetroRio), subsidiary of Petro Rio S.A.	April 2022	1,951	c
Sale of the Company's entire interest (27.88%) in Deten Química S.A (Deten), a petrochemical plant located in the industrial hub of Camaçari, in the state of Bahia.	Cepsa Química S.A.	April 2022	112	d
Sale of the Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) refinery and its associated logistics assets, located in the state of Ceará.	Grepar Participações Ltda.	May 2022	34	e
Sale of the Company's entire interest in a set of maritime concessions called Golfinho and Camarupim groups of fields, in deep waters in the post-salt, located in the Espírito Santo Basin.	BW Energy Maromba do Brasil Ltda (BWE)	June 2022	15	f
(*) Amounts considered at the signing of the transaction, not including contingent assets.
(**) Transactions signed in Brazilian reais are translated to U.S. dollars with the closing exchange rate of the period.

These transactions may provide for price adjustments until the closing of the transaction and be also subject to the fulfillment of conditions precedent, such as approval by the Brazilian Agency of Petroleum, Natural Gas and Biofuels (ANP) and CADE.

a)	Sale of Potiguar group of fields and related assets

The agreement provides for the receipt of US$ 110 at the transaction signing, US$ 1,040 at the transaction closing, and US$ 235 to be paid in 4 annual installments of US$ 58.75, starting in March 2024.

b)	Sale of Norte Capixaba group of fields

The agreement provides for the receipt of US$ 36 at the transaction signing, and US$ 442 at the transaction closing and up to US$ 66 in contingent payments provided for in the contract, depending on future Brent prices.

c)	Sale of Albacora Leste concession

The agreement provides for the receipt of US$ 293 at the transaction signing, US$ 1,658 at the transaction closing, and up to US$ 250 in contingent payments provided for in the contract, depending on future Brent prices.

d)	Sale of Deten petrochemical plant

The agreement provides for the receipt of 5% of the total amount at the transaction signing, and 95% at the transaction closing. Transaction closed in Brazilian reais (R$ 585 million).

35

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

e)	Sale of LUBNOR refinery

The agreement provides for the receipt of US$ 3 at the transaction signing, US$ 10 at the transaction closing, and 3 annual installments of US$ 7 expected to occur from 2024 to 2026.

f)	Sale of interest in Golfinho and Camarupim concessions

The agreement provides for the receipt of US$ 3 at the transaction signing, and US$ 12 at the transaction closing and up to US$ 60 in contingent payments provided for in the contract, depending on future Brent prices and the development of these assets.

22.2.	Transactions closed in the six-month period ended June 30, 2022
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*) (**)	Gain/ (loss) (***)	Further information
Sale of the Company's entire interest in a set of seven onshore and shallow water fields called Alagoas group, and of Alagoas Natural Gas Processing Unit, in the state of Alagoas.	Petromais Global Exploração e Produção S.A. (renamed Origem Energia S.A.)	July 2021 (S) February 2022 (C)	300	334	a
Sale of the Company's entire interest in 14 onshore production fields (Polo Recôncavo), in the state of Bahia	3R Candeias S.A, wholly-owned subsidiary of 3R Petroleum Óleo e Gás S.A.	December 2020 (S) May 2022 (C)	256	215	b
Total			556	549
(*) Amounts considered at the signing of the transaction, not including contingent assets. Transactions signed in Brazilian reais are translated to U.S. dollars with the closing exchange rate of the period.
(**) The amount of "Proceeds from disposal of assets" in the Statement of Cash Flows is composed of amounts received this period, including installments of operations from previous years, and advances referring to operations not completed.
(***) Recognized in “Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control” within other income and expenses (note 6).

The operations were concluded after the fulfillment of conditions precedent.

a)	Sale of Alagoas group of fields and related assets

The transaction was closed with the payment of US$ 240 to Petrobras in February 2022, in addition to the US$ 60 paid to Petrobras on the signing date (July 2021).

b)	Sale of Recôncavo group of onshore fields

The transaction was closed with the payment of US$ 246 to Petrobras in May 2022, in addition to the US$ 10 paid to Petrobras on the signing date (December 2020).

22.3.	Price adjustments – transactions closed in previous periods
a)	Sale of RLAM refinery assets

The transaction closed in November 2021 included price adjustments provided for in the contract, for which the Company recognized US$ 68 in January 2022 within other income and expenses. This sale is still subject to residual price adjustment.

22.4.	Contingent assets from disposed investments

Some disposed assets provide for receipts subject to contractual clauses, especially related to the Brent variation in sales related to E&P assets.

The divestments that may generate revenue recognition, accounted for within other income and expenses, are presented below:

36

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Closing date	Amounts subject to recognition	Assets recognized in Jan-Jun/2022	Assets recognized in previous periods
Sale in previous years
Riacho of Forquilha group of fields	December/2019	62	8	−
Pampo and Enchova group of fields	July/2020	650	125	36
Baúna field	November/2020	285	95	17
Frade field	February/2021	20	−	−
Ventura group of fields	July/2021	43	−	43
Miranga group of fields	December/2021	85	33	15
Cricare group of fields	December/2021	118	20	−
Total			281	111

22.5.	Other operation

On March 23, 2022, the dissolution of Participações em Complexos Bioenergéticos S.A. – PCBios, in which Petrobras held 50%, was concluded, after approval at this company's Extraordinary General Meeting. There were no accounting effects arising from this transaction.

23.	Finance debt
23.1.	Balance by type of finance debt
In Brazil	06.30.2022	12.31.2021
Banking Market	1,242	1,237
Capital Market	2,800	2,504
Development banks (*)	770	769
Others	6	7
Total	4,818	4,517
Abroad
Banking Market	7,916	8,525
Capital Market	15,461	19,527
Export Credit Agency	2,688	2,951
Others	168	180
Total	26,233	31,183
Total finance debt	31,051	35,700
Current	4,116	3,641
Non-current	26,935	32,059
(*) It includes BNDES, FINAME and FINEP

Current finance debt is composed of:

	06.30.2022	12.31.2021
Short-term debt	151	108
Current portion of long-term debt	3,497	3,063
Accrued interest on short and long-term debt	468	470
Total	4,116	3,641

The capital market balance is mainly composed of US$ 14,869 in global notes issued abroad by the wholly-owned subsidiary PGF and US$ 2,624 in debentures issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2024 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, 87%, 2% and 11%, of the total global notes, respectively.

The debentures, with maturities between 2022 and 2034 and without guarantees, are not convertible into shares.

At June 30, 2021, there was no default, breach of covenants or change in collateral provided or clauses that would result in change in payment terms compared December 31, 2021.

37

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2021	4,517	31,183	35,700
Additions	−	330	330
Principal amortization (*)	(177)	(5,186)	(5,363)
Interest amortization (*)	(125)	(790)	(915)
Accrued interest (**)	201	953	1,154
Foreign exchange/ inflation indexation charges	109	(532)	(423)
Cumulative translation adjustment (CTA)	293	275	568
Balance at June 30, 2022	4,818	26,233	31,051

	In Brazil	Abroad	Total
Balance at December,31 2020	8,854	45,035	53,889
Additions	-	1,668	1,668
Principal amortization (*)	(3,430)	(9,254)	(12,684)
Interest amortization (*)	(158)	(1,106)	(1,264)
Accrued interest (**)	159	1,436	1,595
Foreign exchange/ inflation indexation charges	127	(220)	(93)
Cumulative translation adjustment (CTA)	213	180	393
Balance at June 30, 2021	5,765	37,739	43,504
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

The Company repaid several finance debts, in the amount of US$ 6,393 notably US$ 3,986 to repurchase and withdraw global bonds previously issued by the Company in the capital market.

23.3.	Reconciliation with cash flows from financing activities
			Jan-Jun/2022			Jan-Jun/2021
	Additions	Principal amortization	Interest amortization	Additions	Principal amortization	Interest amortization
Movement in financing	330	(5,363)	(915)	1,668	(12,684)	(1,264)
Repurchase of debt securities	−	(110)	−	−	(848)	−
Deposits linked to financing (*)	−	(4)	(1)	−	(26)	37
Net cash used in financing activities	330	(5,477)	(916)	1,668	(13,558)	(1,227)
(*) Deposits linked to financing with China Development Bank (CDB), with semiannual settlements in June and December.

38

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.4.	Summarized information on current and non-current finance debt
Maturity in	2022	2023	2024	2025	2026	2027 onwards	Total (*)	Fair Value

Financing in U.S.Dollars (US$):	1,648	2,558	3,257	2,585	1,545	12,093	23,686	23,491
Floating rate debt (**)	1,248	2,558	2,675	1,934	1,143	897	10,455
Fixed rate debt	400	-	582	651	402	11,196	13,231
Average interest rate p.a.	5.0%	6.2%	6.1%	6.0%	6.4%	6.6%	6.4%
Financing in Brazilian Reais (R$):	954	481	671	221	436	2,053	4,816	4,643
Floating rate debt (***)	702	282	280	138	138	528	2,068
Fixed rate debt	252	199	391	83	298	1,525	2,748
Average interest rate p.a.	6.1%	5.9%	5.4%	4.8%	4.3%	4.8%	5.2%
Financing in Euro (€):	-	15	13	313	-	570	911	891
Fixed rate debt	-	15	13	313	-	570	911
Average interest rate p.a.	-	4.7%	4.7%	4.7%	-	4.7%	4.7%
Financing in Pound Sterling (£):	39	16	-	-	651	932	1,638	1,556
Fixed rate debt	39	16	-	-	651	932	1,638
Average interest rate p.a.	6.2%	6.2%	-	-	6.2%	6.4%	6.3%
Total as of June 30, 2022	2,641	3,070	3,941	3,119	2,632	15,648	31,051	30,581
Average interest rate	5.3%	6.1%	6.0%	5.8%	6.0%	6.5%	6.3%
Total as of December 31, 2021	3,641	2,973	3,988	3,449	2,832	18,817	35,700	37,891
Average interest rate	5.2%	5.3%	5.5%	5.6%	5.9%	6.5%	6.2%
(*)The average maturity of outstanding debt as of June 30, 2022 and 2021 is 13.04 years (13.39 years as of December 31, 2021).
(**) Operations with variable index + fixed spread.
(***) Operations with variable index + fixed spread, if applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 14,402 of June 30, 2022 (US$ 20,770 of December 31, 2021); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 16,179 as of June 30, 2022 (US$ 17,121 as of December 31, 2021).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2022	2023	2024	2025	2026	2027 and thereafter	06.30.2022	12.31.2021
Principal	2,150	3,102	4,039	3,210	2,723	16,572	31,796	36,557
Interest	933	1,665	1,488	1,243	1,115	20,090	26,533	30,557
Total	3,083	4,767	5,527	4,453	3,838	36,662	58,329	67,114

A maturity schedule of the lease arrangements (nominal amounts) is set out in note 24.

39

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.5.	Lines of credit
						06.30.2022
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (*)	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
Total				8,250	−	8,250

In Brazil
Petrobras	Banco do Brasil	3/23/2018	9/26/2026	382	−	382
Petrobras	Bradesco	6/1/2018	5/31/2023	382	−	382
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	382	−	382
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	63	−	63
Total				1,209	−	1,209
(*) In April 2021, the subsidiary PGT BV extended part of the Revolving Credit Facility. As such, US$ 2,050 will be available for withdrawal from February 28, 2024 until February 27, 2026.

24.	Lease liabilities

Changes in the balance of lease liabilities are presented below:

	In Brazil	Abroad	Total
Balance at December 31, 2021	4,604	18,439	23,043
Remeasurement / new contracts	962	548	1,510
Payment of principal and interest	(784)	(1,897)	(2,681)
Interest expenses	162	481	643
Foreign exchange gains and losses	(152)	(1,177)	(1,329)
Cumulative translation adjustment	262	1,115	1,377
Transfers	−	(36)	(36)
Balance at June 30, 2022	5,054	17,473	22,527

	In Brazil	Abroad	Total
Balance at December 31, 2020	4,340	17,310	21,650
Remeasurement / new contracts	324	477	801
Payment of principal and interest	(753)	(2,146)	(2,899)
Interest expenses	108	492	600
Foreign exchange gains and losses	(98)	(584)	(682)
Cumulative translation adjustment	148	576	724
Transfers	3	(17)	(14)
Balance at June 30, 2021	4,072	16,108	20,180

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2022	2023	2024	2025	2026	2027 onwards	Total
Balance at June 30, 2022	2,861	4,686	3,528	2,586	2,062	15,285	31,008
Balance at December 31, 2021	5,567	3,944	3,027	2,309	1,972	14,608	31,427

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the six-month period ended June 30, 2022, amounted to US$ 598, representing 22% in relation to fixed payments (US$ 371 and 13% in the same period of 2021).

In the six-month period ended June 30, 2022, the Company recognized lease expenses in the amount of US$ 83 relating to short-term leases (US$ 46 in the same period of 2021).

At June 30, 2022, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 77,064 (US$ 79,557 at December 31, 2021).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.

40

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

25.	Equity
25.1.	Share capital (net of share issuance costs)

As of June 30, 2022 and December 31, 2021, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of June 30, 2022 and December 31, 2021, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

25.2.	Distributions to shareholders

Dividends payable

On April 13, 2022, the Annual General Shareholders Meeting approved dividends relating to 2021, amounting to US$ 18,541 (corresponding to US$ 1.4215 per outstanding share), of which US$ 11,853 was anticipated during 2021 (updated by SELIC interest rate from the date of each payment to December 31, 2021) and US$ 6,688 of complementary dividends.

These complementary dividends were reclassified from shareholders' equity to liabilities on the date of approval on the Annual General Shareholders Meeting and paid on May 16, 2022, updated by the Selic interest rate from December 31, 2021 to the payment date.

Anticipation of dividends

On May 5, 2022, the Board of Directors approved the distribution of remuneration to shareholders in the total amount of US$ 9,683 (R$ 48,466 million), equivalent to US$ 0.7423 (R$ 3.7154) per common and preferred shares, based on the result for the period from January to March 2022 (interim) and the use of a portion of the profit retention reserve account (intermediate), as shown in the following table:

	Date of register	Amount per Share	Amount
Anticipation of dividends	05.23.2022	0.5412	7,059
Anticipation of interest on capital	05.23.2022	0.0859	1,121
Total anticipations based on the net income of Jan-Mar/2022		0.6271	8,180
Intermediate dividends by use of a portion of profit retention reserve	05.23.2022	0.1152	1,503
Total distribution to shareholders		0.7423	9,683
Outstanding preferred shares		0.7423	4,159
Outstanding common shares		0.7423	5,525
Amounts translated into U.S. dollar based on the exchange rate prevailing at the date of the approval.

These dividends and interest on capital were paid in June and July 2022, in 2 equal installments.

The amount is indexed to the Selic rate, from the date of the payment to the end of the fiscal year, and will be considered when determining the remaining dividends to be paid relating to 2022 when the annual amounts are calculated.

The anticipation of interest on capital for the year 2022 resulted in a deductible expense which reduced the income tax expense by US$ 385. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

Dividends payable

At June 30, 2022, the balance of dividends payable, in the amount of US$ 4,633, corresponds to the second installment of the anticipation of dividends for the year 2022 (amount of R$ 24,233 million paid in Brazilian reais translated at the final exchange rate of the period) , which was paid on July 20, 2022.

41

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

25.3.	Earnings per share
		Jan-Jun/2022			Jan-Jun/2021
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	11,191	8,424	19,615	4,736	3,565	8,301
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	1.50	1.50	1.50	0.64	0.64	0.64
Basic and diluted earnings per ADS equivalent - in U.S. dollars (*)	3.00	3.00	3.00	1.28	1.28	1.28

		Apr-Jun/2022			Apr-Jun/2021
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	6,282	4,728	11,010	4,633	3,488	8,121
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	0.84	0.84	0.84	0.62	0.62	0.62
Basic and diluted earnings per ADS equivalent - in U.S. dollars (*)	1.68	1.68	1.68	1.24	1.24	1.24
(*) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

26.	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	622	-	-	622
Commodity derivatives	39	4	-	43
Balance at June 30, 2022	661	4	-	665
Balance at December 31, 2021	650	23	−	673

Liabilities
Foreign currency derivatives	-	(273)	-	(273)
Interest rate derivatives	−	(7)	-	(7)
Balance at June 30, 2022	−	(280)	-	(280)
Balance at December 31, 2021	(1)	(272)	−	(273)

The estimated fair value for the Company’s non-current debt, computed based on the prevailing market rates, is set out in note 23.

Certain receivables are classified as fair value through profit or loss, as presented in note 9.

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

42

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

27.	Risk management
27.1.	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of June 30, 2022 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Derivatives not designated for hedge accounting
Future contracts - total (*)	(3,884)	(1,308)	39	(1)
Long position/Crude oil and oil products	5,242	1,380	-	-	2022
Short position/Crude oil and oil products	(9,126)	(2,688)	-	-	2022
Swap (**)					−
Long put/ Soybean oil (**)	(13)	(11)	2	-	2022
Options
Long put/ Soybean oil (**)	(25)	−	2	-	2022
Forward contracts
Short position/Foreign currency (BRL/USD) (***)	US$ 64	US$ 15	(3)	-	2022
Short position/Foreign currency (EUR/USD) (***)	EUR 94	-	(1)	−	2022
Swap
Foreign currency / Cross-currency Swap (***)	GBP 583	GBP 583	(31)	23	2026
Foreign currency / Cross-currency Swap (***)	GBP 442	GBP 442	(137)	(50)	2034
Swap - IPCA	R$ 3,008	R$ 3,008	(7)	(1)	2029/2034
Foreign currency / Cross-currency Swap (***)	US$ 729	US$ 729	(102)	(221)	2024/2029
Total recognized in the Statement of Financial Position			(238)	(250)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons.
(***) Amounts in US$, GBP, EUR and R$ are presented in million.

	Gains/ (losses) recognized in the statement of income
	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Commodity derivatives
Other commodity derivative transactions - 27.2 (a)	(222)	(42)	(169)	(19)
Recognized in Other Income and Expenses	(222)	(42)	(169)	(19)
Currency derivatives
Swap Pounds Sterling x Dollar - 27.3 (b)	(156)	(3)	(126)	(32)
NDF – Pounds Sterling x Dollar - 27.3 (b)	−	9	−	5
Swap CDI x Dollar - 27.3 (b)	147	56	(22)	84
Others	−	1	−	−
	(9)	63	(148)	57
Interest rate derivatives
Swap - CDI X IPCA	(16)	(10)	(15)	18
	(16)	(10)	(15)	18
Cash flow hedge on exports (*)	(2,488)	(2,307)	(1,108)	(1,194)
Recognized in Net finance income (expense)	(2,513)	(2,254)	(1,271)	(1,119)
Total	(2,735)	(2,296)	(1,440)	(1,138)
(*) As presented in note 27.3

43

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Gains/ (losses) recognized in other comprehensive income
	Jan-Jun/2022	Jan-Jun/2021	Apr-Jun/2022	Apr-Jun/2021
Cash flow hedge on exports (*)	7,561	4,758	(5,415)	9,236

(*) As presented in note 27.3

	Guarantees given as collateral
	06.30.2022	12.31.2021
Commodity derivatives	111	15
Currency derivatives	134	27
Total	245	42

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2022 is set out as follows:

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(192)	(384)
Future and forward contracts	Soybean oil - price changes	2	7	17
Option	Soybean oil – price changes	2	3	11
Non-deliverable forwards (NDF)	Foreign currency - depreciation BRL x USD	(3)	18	33
		1	(164)	(323)

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on June 30, 2022. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 25% and 50%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

27.2.	Risk management of products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

27.3.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of June 30, 2022, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.2380 exchange rate are set out below:

44

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

			Present value of hedging instrument notional value at 06.30.2022
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2022 to June 2032	64,626	338,509

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2021	72,640	405,370
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	6,162	32,036
Exports affecting the statement of income	(5,794)	(29,264)
Principal repayments / amortization	(8,382)	(42,533)
Foreign exchange variation	-	(27,100)
Amounts designated as of June 30, 2022	64,626	338,509
Nominal value of hedging instrument (finance debt and lease liability) at June 30, 2022	75,052	393,121

In the first half of 2022, the Company recognized a US $83 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 15 gain in the same period of 2021).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 62.77%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2022 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2021	(36,621)	12,452	(24,169)
Recognized in Other comprehensive income	5,073	(1,725)	3,348
Reclassified to the statement of income - occurred exports	2,488	(846)	1,642
Balance at June 30, 2022	(29,060)	9,881	(19,179)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2020	(37,257)	12,667	(24,590)
Recognized in Other comprehensive income	2,451	(833)	1,618
Reclassified to the statement of income - occurred exports	2,307	(784)	1,523
Balance at June 30, 2021	(32,499)	11,050	(21,449)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Strategic Plan 2022-2026, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2022 is set out below:

	2022	2023	2024	2025	2026	2027	2028 a 2031	Total
Expected realization	(4,281)	(7,051)	(5,289)	(3,329)	(2,828)	(3,040)	(3,242)	(29,060)

b)	Information on ongoing contracts

As of June 30, 2022, the Company has outstanding swap contracts - IPCA x CDI and CDI x Dollar, as well as Swap - Pound sterling x Dollar.

45

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Swap contracts – IPCA x CDI and CDI x Dollar

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. The parallel shock was estimated from the average term of swap contracts (25% of the future interest rate). A sensitivity analysis on CDI through a parallel shock keeping all other variables remaining constant, would result in the impacts shown in the following table:

Sensitivity Analysis	Result
Parallel increase of 300 basis points	(29)
Parallel reduction of 300 basis points	48

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with reasonably possible and remote scenarios (25% and 50% changes in the foreign exchange rates prevailing on June 30, 2022, respectively), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

Financial Instruments	Exposure at 06.30.2022	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	4,458		10	1,115	2,229
Liabilities	(86,164)	Dollar/Real	(197)	(21,541)	(43,082)
Exchange rate - Cross currency swap	(574)		(1)	(144)	(287)
Cash flow hedge on exports	64,626		148	16,156	32,313
	(17,654)		(40)	(4,414)	(8,827)
Assets	3	Euro/Real	−	1	2
Liabilities	(128)		(1)	(32)	(64)
	(125)		(1)	(31)	(62)
Assets	936	Euro/Dollar	3	234	468
Liabilities	(1,869)		(6)	(467)	(935)
	(933)		(3)	(233)	(467)
Assets	2	Pound/Real	−	1	1
Liabilities	(20)		−	(5)	(10)
	(18)		−	(4)	(9)
Assets	1,661	Pound/Dollar	5	415	830
Liabilities	(3,267)		(9)	(817)	(1,634)
Derivative - cross currency swap	1,246		4	312	623
	(360)		−	(90)	(181)
Total at June 30, 2022	(19,090)		(44)	(4,772)	(9,546)
(*) At June 30, 2022, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 0.23% depreciation of the Real; Euro x U.S. Dollar: a 0.3% appreciation of the Euro; Pound Sterling x U.S. Dollar: a 0.29% appreciation of the Pound Sterling; Real x Euro: a 0.5% depreciation of the Real; and Real x Pound Sterling - a 0.5% depreciation of the Real. Source: Focus and Thomson Reuters.
27.4.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a 12-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 25% and 50% in these interest rates, respectively, maintaining all other variables constant.

46

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
LIBOR 3M	9	11	12
LIBOR 6M	529	603	677
CDI	138	173	207
TJLP	69	87	104
IPCA	89	111	133
	834	985	1,133
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

27.5.	Liquidity risk management

The possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates is managed by the Company. Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

28.	Related-party transactions
28.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		06.30.2022		12.31.2021

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors (joint ventures)	205	51	255	42
Petrochemical companies (associates)	2	10	26	12
Other associates and joint ventures	96	1	104	13
Subtotal	303	62	385	67
Brazilian government – Parent and its controlled entities
Government bonds	1,767	-	1,446	-
Banks controlled by the Brazilian Government	9,825	1,611	8,417	1,267
Petroleum and alcohol account - receivables from the Brazilian Government	582	-	506	-
Brazilian Federal Government - dividends payable	−	1,327	−	−
Others	52	54	28	54
Subtotal	12,226	2,992	10,397	1,321
Pension plans	57	32	51	61
Total	12,586	3,086	10,833	1,449
Current	2,678	2,039	2,110	315
Non-Current	9,908	1,047	8,723	1,134
Total	12,586	3,086	10,833	1,449

47

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The income/expenses of significant transactions are set out in the following table:

	2022	2021	2022	2021
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun

Joint ventures and associates
BR Distribuidora (now called Vibra Energia)	−	7,608	−	4,298
Natural Gas Transportation Companies	−	(304)	−	(59)
State-controlled gas distributors (joint ventures)	1,196	1,034	622	585
Petrochemical companies (associates)	2,457	1,590	1,332	822
Other associates and joint ventures	89	119	60	77
Subtotal	3,742	10,047	2,014	5,723
Brazilian government – Parent and its controlled entities
Government bonds	93	20	51	13
Banks controlled by the Brazilian Government	(30)	(93)	(51)	(30)
Receivables from the Electricity sector	−	112	−	97
Petroleum and alcohol account - receivables from the Brazilian Government	46	22	27	11
Brazilian Federal Government - dividends	(77)	(4)	(77)	(4)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(171)	(67)	(132)	(36)
Others	(5)	(33)	(16)	(43)
Subtotal	(144)	(43)	(198)	8
Total	3,598	10,004	1,816	5,731
Revenues, mainly sales revenues	3,800	10,604	2,019	5,870
Purchases and services	5	(486)	1	(106)
Income (expenses)	(245)	(147)	(156)	(104)
Foreign exchange and inflation indexation charges, net	(31)	(45)	(43)	(5)
Finance income (expenses), net	69	78	(5)	76
Total	3,598	10,004	1,816	5,731

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 12.

28.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Economy, and by the MME. The total compensation is set out as follows:

		Jan-Jun/2022			Jan-Jun/2021
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	1.3	−	1.3	1.3	−	1.3
Social security and other employee-related taxes	0.4	−	0.4	0.3	−	0.3
Post-employment benefits (pension plan)	0.2	−	0.2	0.1	−	0.1
Benefits due to termination of tenure	0.1	-	0.1	0.2	-	0.2
Total compensation recognized in the statement of income	2.0	−	2.0	1.9	−	1.9
Total compensation paid (*)	4.1	−	4.1	3.9	−	3.9
Average number of members in the period (**)	9.00	11.00	20.00	9.00	10.33	19.33
Average number of paid members in the period (***)	9.00	2.83	11.83	9.00	5.00	14.00
(*) The variable compensation (PPP) paid to management is included in the Executive Officers columns.
(**) Monthly average number of members.
(***) Monthly average number of paid members.

In the six-month period ended June 30, 2022, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 5.8 (US$ 6.2 for the same period of 2021).

On April 13, 2022, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8 (R$ 39.5 million) from April 2021 to March 2022.

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

48

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 340 thousand for the six-month period ended June 30, 2022 (US$ 408 thousand with tax and social security costs). For the same period of 2021, the total compensation concerning these members was US$ 245 thousand (US$ 290 thousand with tax and social security costs).

29.	Supplemental information on statement of cash flows
	Jan-Jun/2022	Jan-Jun/2021
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	604	386
Transactions not involving cash
Purchase of property, plant and equipment on credit	19	-
Lease	3,168	1,094
Provision/(reversals) for decommissioning costs	10	(1)
Use of tax credits and judicial deposit for the payment of contingency	1,137	-
Remeasurement of property, plant and equipment acquired in previous periods	38	-

The final balance of Cash and cash equivalents in the Statements of Cash Flows includes amounts related to assets classified as held for sale, as shown in the reconciliation below:

	Jan-Jun/2022	Jan-Jun/2021
Reconciliation of the balance at the beginning of the period
Cash and cash equivalents in statements of financial position	10,467	11,711
Cash and cash equivalents classified as assets held for sale	13	14
Cash and cash equivalents according to Statements of Cash Flows (opening balance)	10,480	11,725
Reconciliation of the balance at the end of the period
Cash and cash equivalents in statements of financial position	16,287	9,821
Cash and cash equivalents classified as assets held for sale	7	1
Cash and cash equivalents according to Statements of Cash Flows (closing balance)	16,294	9,822

30.	Subsequent events

Agreement with ANP on the collection of royalties on the exploration of shale oil

On July 1, 2022, Petrobras signed an agreement with the Brazilian Agency of Petroleum, Natural Gas and Biofuels (ANP), in the amount of US$ 115 (R$ 601 million), previously approved by the Board of Directors and the Board of Executive Officers in October 2021, related to the collection of royalties on the operation of Unidade de Industrialização de Xisto - SIX (a shale processing plant), located in the state of Paraná, as well as an agreement to regulate the exploration and production of oil and gas from shale at this plant. This amount will be paid by Petrobras with a down payment of US$ 29 (R$ 150 million) and the remaining balance in 60 monthly installments..

The effectiveness of the agreement is subject to its judicial approval, so that, with said approval, all legal and administrative proceedings related to the collection of royalties and administrative fines arising from the exploration of shale oil at SIX will be terminated.

The amount of the agreement was previously provisioned in Petrobras’ financial statements at December 31, 2021, considering the probability of future cash outflow.

Closing of the sale of Deten petrochemical plant

On July 5, 2022, Petrobras closed the sale of its entire interest (27.88%) in Deten Química S.A (Deten), a petrochemical plant, after fulfilling all conditions precedent, with the receipt of US$ 98 (R$ 514 million), adjusted by dividends received since the transaction signing.

Information on the agreement signed in April 2022 is described in note 22, and the result arising from this operation will be recognized in the third quarter of 2022.

Credit line with sustainability commitments

On July 8, 2022, the Company signed with Bank of China, MUFG and The Bank of Nova Scotia, a credit line with sustainability commitments (Sustainability-Linked Loan - SLL), in the amount of US$ 1,250, maturing in July 2027. This agreement includes incentives for the achievement of sustainability commitments, based on corporate performance indicators of Greenhouse Gas (GHG) Intensity in the E&P and Refining segments, as well as of Methane Intensity in the E&P segment. The Company draw down the full amount in July 2022.

49

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Sale of the Company’s entire interest in Gaspetro

On July 11, 2022, Petrobras finalized the sale of its remaining 51% interest in Petrobras Gás S.A. (Gaspetro) to Compass Gás e Energia S.A. (Compass). The transaction was closed in the amount of US$ 400 (R$ 2,097 million), fully paid on that date.

The result arising from this operation will be recognized in the third quarter of 2022.

Settlement of tender offer

On July 15, 2022, Petrobras concluded the tender offer to buy back global notes maturing between 2024 and 2115, made by its wholly-owned subsidiary PGF BV. The principal amount delivered by investors, excluding unpaid accrued interest, was US$ 854. The total amount paid was US$ 791, considering the prices offered and excluding accrued interest until the closing date.

Conduct Adjustment Agreement with ANP

On July 27, 2022, Petrobras approved the execution with the ANP of a Conduct Adjustment Agreement (TAC) for compensation of local content fines related to 22 concessions in which Petrobras has a 100% interest, located in the Barreirinhas, Campos, Espírito Santo, Parecis, Potiguar, Recôncavo, Santos, Sergipe-Alagoas and Solimões basins.

The TAC provides for the conversion of fines into investment commitments in Exploration and Production with local content. Under the terms of the agreement, Petrobras is committed to investing US$ 191 (R$1,000 million) in local content by December 31, 2026. Thus, all administrative proceedings related to the collection of fines arising from non-compliance with local content in these concessions will be terminated, resulting in a reduction in the liability and a reversal of exploration costs, in the amount of US$ 127, on June 30, 2022.

Distribution of remuneration to shareholders

On July 28, 2022, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 16,839, or R$ 87,814 million (US$ 1.2909 per outstanding preferred and common shares, or R$ 6.732003), of which US$ 9,778, or R$ 50,993 million, as an anticipation based on the net income for the three-month period ended June 30, 2022, and US$ 7,061, or R$ 36,821 million, as an intermediate distribution by use of a portion of the the profit retention reserve, as presented in the following table:

	Date of register	Amount per Share	Amount
Anticipation of dividends	08.11.2022	0.6677	8,710
Anticipation of interest on capital	08.11.2022	0.0819	1,068
Total anticipations based on the net income of Apr-Jun/2022		0.7496	9,778
Intermediate dividends by use of a portion of profit retention reserve	08.11.2022	0.5413	7,061
Total distribution to shareholders		1.2909	16,839
Outstanding preferred shares		1.2909	7,232
Outstanding common shares		1.2909	9,607
Amounts translated into U.S. dollar based on the exchange rate prevailing at the date of the approval.

These dividends and interest on capital will be paid in two equal installments, on August 31 and September 20, 2022, and will be deducted from the remuneration that will be distributed to shareholders relating to the fiscal year 2022.

For the purpose of calculating the total dividends to be paid relating to the fiscal year 2022, these amounts will be adjusted by the Selic rate from the date of the payments to the end of the fiscal year.

50

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Report of Independent Registered Public Accounting Firm

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of independent registered public accounting firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

Results of review of consolidated interim financial statements

We have reviewed the consolidated interim statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of June 30, 2022, the related consolidated statements of income and comprehensive income for the three and six-month periods ended June 30, 2022 and 2021, the related consolidated statements of changes in shareholders’ equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and the related notes (collectively, the consolidated interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial statements for it to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 30, 2022, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro - RJ

July 28, 2022

51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer